190 Office Park Way

Pittsford, New York 14534

585-387-9000

Via EDGAR

July 26, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:  Debra O’Neill Johnson

Re:

Nysa Series Trust

Investment Company Act File No: 811-07963

Post-Effective Amendment No. 19-20

Dear Ms. O’Neill Johnson:

On behalf of Nysa Series Trust (“Registrant”), we are transmitting this letter in response to the comments that we received from you via telephone on June 30, 2010 in connection with the filing of Post-Effective Amendment No. 18-19 to Registrant’s registration statement on Form N-1A under Rule 485(a) on May 25, 2010.  (“Amendment No. 18-19”).  This letter sets forth Registrant’s responses to the staff’s comments and explains how Registrant intends to address certain of those comments in an amendment its registration statement on Form N-1A (“Amendment No. 19-20”).   Registrant proposes to file Amendment No. 19-20 under Rule 485(b) on or about July 28, 2010.

Responses to the staff’s Comments are numbered sequentially and references to “items” correspond with the items of Form N-1A.

PART A.  PROSPECTUS

Comment No. 1

This comment relates to Item 1. The staff requested that Registrant delete certain sentences from the cover page.

Response to Comment No. 1

Amendment No. 19-20 will reflect the deletion of the following sentences from the cover page:

This Prospectus includes important information about the Fund that you should know before investing.  You should read the Prospectus carefully and keep it for future reference.

Comment No. 2

This comment relates to Items 2 and 3.  The staff requested that Registrant add a sentence relating to how an investor can qualify for discounts (Item 3).

Response to Comment No. 2

Amendment No. 19-20 will reflect the inclusion of the following sentence in the paragraph which immediately follows the section captioned “Fees and Expenses of the Fund. “You may qualify for sales charge discounts on purchases of $50,000 or more or through certain programs described elsewhere in this prospectus.”

Comment No. 3

This comment relates to the Fee Table (Item 3).  The staff requested that Registrant add a line for fees in connection with wire transfers and delete the footnote (i.e. relating to fees for wire transfers). The staff also requested that Registrant submit fee table which it proposes to include in a subsequent amendment in advance of the filing of that amendment.

Response to Comment No. 3

Amendment No. 19-20 will reflect the inclusion of a line for the fee currently charged  in connection with redemptions effected by wire transfer ($20.00). The footnote has been deleted.  There is disclosure elsewhere in the prospectus to the effect that the amount of the wire transfer may change without notice to clients.  The fee table, in substantially the form in which Registrant proposes to incorporate it in Amendment No. 19-20 is shown in Exhibit A to this letter.

Comment No. 4

This comment relates to both Item 3 and Item 9 and will require discussion.  The staff noted the high portfolio turnover rates and requested that Registrant to consider whether “portfolio turnover” should be disclosed as a principal investment strategy of the Fund.

Response to Comment No. 4

Amendment No. 19-20 will include the following disclosures relating to the Fund’s portfolio turnover strategy which will be included under Principal Investment Strategies:

The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolio from time to time as business and economic conditions and market prices may dictate and its investment policies may require.  The Fund engages in active and frequent trading of portfolio securities, especially during periods of market volatility.  The Fund has experienced exceptionally high turnover in each of its most recent fiscal years.  The transaction costs attendant to this portfolio strategy will result in increased costs to the Fund.  A high rate of portfolio turnover in any year will increase brokerage commissions paid by the Fund, thus reducing the Fund’s total return, and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders when Fund shares are held in taxable accounts.

Comment No. 5

This comment relates to the legend that follows the risk disclosure. The staff indicated that Registrant may  delete the FDIC legend since shares of the fund are not offered through banks.

Response

Amendment No. 18-19 will reflect the deletion of the FDIC legend.

Comment No. 6

The staff requested that Registrant delete the first sentence in the first paragraph which follows the Bar Chart, and that Registrant revise the second sentence in that paragraph to eliminate the reference to taxes.

Response to Comment No. 6

Amendment No. 19-20 will reflect the following revisions to the paragraph:

The impact of sales charges is not reflected in the bar chart.  If reflected, returns would be less than those shown.

Comment No. 7

The staff requested that Registrant delete the following sentence in the third paragraph which follows the Bar Chart:  “The Fund’s returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares of the Fund.”

Response to Comment No. 7

Amendment No. 19-20 will reflect the following revisions to the paragraph:

The following table shows the average annual total returns for the Fund’s shares.     After-tax returns are calculated using the highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes.  Your actual after-tax returns, depending on your individual tax situation, may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

See revised text.

Comment No. 8

The staff requested that we add the following words in the form of a parenthetical to the indices featured in the tabular presentation of average annual total returns for the one-, five-, and ten-year periods:  “reflects no deduction for fees, expenses, or taxes”.

Response to Comment No. 8

Amendment No. 15-16 will reflect the inclusion of the following in connection with the performance of the S & P 500 Index:  (reflects no deduction for fees, expenses or taxes).

Comment No. 9

The staff requested that Registrant delete the adviser’s address under the caption “Investment Adviser”.

Response

Amendment No. 19-20 will reflect the deletion of the adviser’s address under the caption “Investment Adviser”.

Comment No. 10

The staff requested that Registrant make the following modifications In the second paragraph of the section captioned “Purchase and Sale of Fund Shares”:

•

Delete the following words from the first sentence:  “purchased through a financial intermediary or the Distributor or”;

•

Move the following sentence to another section of the Prospectus in response to Item 11:  “Share transactions may be paid by check or by Federal funds wire directly from or into your bank account.”

Response to Comment No. 10

Amendment No. 19-20 will reflect the deletion of the following words from the first sentence in the second paragraph of the section captioned “Purchase and Sale of Fund Shares”:  ““purchased through a financial intermediary or the Distributor or.”

The following sentence has been deleted:  “Share transactions may be paid by check or by Federal funds wire directly from or into your bank account.”

See revised text.

Comment No. 11

This comment relates to the section captioned “Taxes”:  The staff requested that Registrant state that “Fund distributions may be taxable upon withdrawal from tax deferred accounts.”

Response to Comment No. 11

Amendment No. 15-16 will reflect the inclusion of the following sentence in the section captioned “Taxes”:  “Fund distributions may be taxable upon withdrawal from tax deferred accounts.”

Comment No. 12

The section captioned “About the Fund’s Investments: The Fund’s Investment Strategies and Risks” includes the following paragraph under “Other (Non-Principal) Investment Strategies”:

The Fund can buy stocks of companies without regard to market capitalization. Investments may be made in “micro cap” companies (having a market capitalization under $100 million), “small cap” companies (having a market capitalization between $100 million and $1 billion), “mid cap” companies (having a market capitalization between $1 billion and $5 billion) and “large cap” companies (having a market capitalization over $5 billion). Newer, small companies may offer greater opportunities for capital appreciation, but they involve a substantially greater risk of loss and price fluctuation.

The staff requests that Registrant move this paragraph to the section relating to principal investment strategies.

Response to Comment No. 12

Amendment No. 19-20 will reflect the inclusion of the following paragraph in the section relating to principal investment strategies:

The Fund can buy stocks of companies without regard to market capitalization. Investments may be made in “micro cap” companies (having a market capitalization under $100 million), “small cap” companies (having a market capitalization between $100 million and $1 billion), “mid cap” companies (having a market capitalization between $1 billion and $5 billion) and “large cap” companies (having a market capitalization over $5 billion). Newer, small companies may offer greater opportunities for capital appreciation, but they involve a substantially greater risk of loss and price fluctuation.

Comment No. 13

Include in the section captioned “Operation of the Fund” a sentence which describes the investment adviser’s experience.

Response to Comment No. 13

Amendment No. 19-20 will reflect the inclusion of the following sentence in the section captioned “Operation of the Fund”:  “The Adviser has served as investment adviser to the Fund since the Fund’s inception in 1997”.

PART B.  STATEMENT OF ADDITIONAL INFORMATION

Comment No. 14

The staff requested that Registrant revise the section captioned “Management of the Fund” to incorporate the disclosure required by Item 17(b)(1) of Form N-1A, as amended, relating to the leadership structure of the board.

Response to Comment No. 14

Amendment No. 19-20 will reflect the inclusion of the following disclosure in response to Item 17(b)(1) of Form N-1A:

Oversight Role of the Board of Trustees; Board Composition and Structure

The role of the Board of Trustees in management of the Fund is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser and the Distributor, have responsibility for the day-to-day management of the Portfolios, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). In connection with its oversight role, the Board, or its committees or their designees, interacts with and receives reports from senior personnel of the Fund’s service providers, which include, among others,  senior investment personnel of the Adviser (including personnel with responsibility for management of the Fund’s portfolio), the Fund’s Chief Compliance Officer and the Adviser’s Chief Compliance Officer and . The Fund’s Portfolio Manager is also the Fund’s Chief Compliance Officer.  The scope of the Board’s oversight responsibility requires that the Board take these multiple roles into account.

The Board’s Audit Committee (which consists of all of the Independent Directors) meets during its scheduled meetings with, and between meetings have access to, the Fund’s independent registered public accounting firm and the Fund’s Treasurer. The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations relating to specific operational and investment functions, such as trading practices (including brokerage allocation and execution) and investment research. From time to time, the Board also receives reports from counsel regarding regulatory compliance and governance matters. The Board has adopted policies and procedures designed to address a variety of operational and compliance matters. In addition, the Adviser has adopted certain policies, procedures and controls designed to address particular risks to the Fund’s portfolio. However, the Board recognizes that it is not possible to eliminate all of the risks which might affect the Fund’s Portfolio. The Board’s oversight role does not make the Board a guarantor of the Fund’s portfolio activities.

 The 1940 Act requires that at least 40% of the Fund’s trustees  be trustees who are not “interested trustees” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Moreover, in order to rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees  must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, 75% of the Fund’s Trustees are Independent Trustees.  Although the Board does not currently have a Chairman, the Independent Trustees have designated a lead Independent Trustee who chairs meetings or executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas and facilitates communication among the Independent Trustees, and management. The Independent Trustees do not have counsel separate from counsel to the Fund.

The Board has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.

PART C.  OTHER INFORMATION

Comment No. 15

The staff requested that Registrant number the items of Part C (Other Information) in accordance with the new numbering scheme.

Response to Comment No. 15

Amendment No. 19-20 will reflect the re-numbering of the various items of Part C (Items 28-35).

We hope that this letter is responsive to the staff’s comments.  If the staff should require any additional information or would like to discuss the disclosure issues further, please contact me directly at 585-387-9000.

Sincerely,

Patricia C. Foster, Esq. PLLC

By:  _______________________________

       Patricia C. Foster